As filed with the Securities and Exchange Commission on May 11, 2001
                           Registration No. 333-


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ----------------
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933

                              ----------------
                          QUESTAR PIPELINE COMPANY
           (Exact name of registrant as specified in its charter)

        Utah                           4922                    87-0307414
   (State or other               (Primary Standard               (I.R.S.
   jurisdiction of                   Industrial                  Employer
    incorporation                  Classification             Identification
   or organization)                 Code Number)                  Number)

                              ----------------
                             180 East 100 South
                               P.O. Box 45360
                      Salt Lake City, Utah 84145-0360
                               (801) 324-5555
                     (Address, including zip code, and
                 telephone number, including area code, of
                 registrant's principal executive offices)

                              ----------------
                          Connie C. Holbrook, Esq.
                          Questar Pipeline Company
                             180 East 100 South
                               P.O. Box 45360
                      Salt Lake City, Utah 84145-0360
                               (801) 324-5202
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)


                              ----------------
                                 Copies to:

        Richard J. Grossman, Esq.                    Paul C. Pringle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP        Sidley Austin Brown & Wood LLP
            Four Times Square                        555 California Street
        New York, New York  10036                         Suite 5000
                                               San Francisco, California  94104

                              ----------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable from time to time after the effective date of this registration statement as determined in light of market conditions.
                             ------------------

     If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
|_| ________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_| ________

                      CALCULATION OF REGISTRATION FEE
===============================================================================
                                    Proposed          Proposed
                       Amount       Maximum           Maximum        Amount of
Title of Securities    to be        Offering         Aggregate     Registration
  to be Registered   Registered  Price Per Note   Offering Price        Fee
-------------------------------------------------------------------------------
Medium-Term Notes,  $250,000,000      100%*          $250,000,000*      $62,500
Series B.........
===============================================================================
* Estimated solely for purposes of calculating the registration fee.
                              ----------------

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                 SUBJECT TO COMPLETION, DATED MAY 11, 2001

PROSPECTUS

Information contained in this prospectus is not complete and may be changed. We may not sell these notes until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                                $250,000,000

                          QUESTAR PIPELINE COMPANY
              (an indirect subsidiary of Questar Corporation)
                         Medium-Term Notes, Series
                    B Due from 9 Months to 30 Years from
                               Date of Issue
                              ----------------

The Company: Questar Pipeline Company, our executive offices are located at 180 East 100 South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360, and our telephone number is (801) 324-5555.

Terms: We may offer from time to time up to $250,000,000 of medium-term notes. The following terms may apply to the notes. We will provide the final terms for each note in a pricing supplement.

o   The notes will be senior unsecured debt securities of Questar Pipeline.

o The notes will mature in 9 months to 30 years from the date they are originally issued.

o The notes may be subject to redemption or repayment at our option or the option of the holder.

o   We will pay amounts due on the notes in U.S. dollars.

o The notes will bear interest at either a fixed or floating rate. The floating interest rate formula may be based on:

    o    Commercial Paper Rate;
    o    Federal Funds Rate;
    o    LIBOR;
    o    Prime Rate;
    o    Treasury Rate; or
    o A basis, index or formula specified in the applicable pricing supplement.

o   The notes will be in certificated or book-entry form.

o Interest will be paid on fixed rate notes on June 1 and December 1 of each year.

o Interest will be paid on floating rate notes as described in the applicable pricing supplement.

o The notes will have minimum denominations of $1,000 increased in multiples of $1,000.

o We will specify the final terms of each note, which may be different from the terms described in this prospectus, in the applicable pricing supplement.

     Investing in the notes involves certain risks. See "Risk Factors" beginning on page 2.

                     ----------------------------------

===============================================================================
                Price to        Agents' Discounts           Proceeds to
               Public (1)    and Commissions (2)(3)       Company (2)(4)
-------------------------------------------------------------------------------
Per Note.....     100%             .125%-.750%            99.875%-99.250%
-------------------------------------------------------------------------------
Total........ $250,000,000     $312,500-$1,875,000   $249,687,500-$248,125,000
===============================================================================
(1) Unless otherwise specified in the applicable pricing supplement, notes will be issued at 100% of their principal amount.
(2) We will pay a commission to the agents in the form of a discount, ranging from .125% to .750% of the principal amount of any note, depending upon its stated maturity, sold through such agent, and may sell notes to any agent, as principal, at a discount for resale to investors or other purchasers at varying prices related to prevailing market prices at the time of resale to be determined by such agent. No commission will be payable on any sales made directly by us.
(3) We have agreed to indemnify the agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
    See "Plan of Distribution."
(4) Before deducting expenses payable by us estimated at $476,000.

                       ------------------------------

     We may sell the notes to the agents as principal for resale at varying or fixed offering prices or through the agents as agents using their reasonable best efforts on our behalf. We will sell the notes to the public at 100% of the principal amount unless otherwise specified in the applicable pricing supplement. We may also sell the notes without the assistance of the agents.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus, any prospectus supplement or any pricing supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

                     ----------------------------------
Merrill Lynch & Co.
                   Banc of America Securities LLC
                                    Banc One Capital Markets, Inc.
                                                     U.S. Bancorp Piper Jaffray

                    -----------------------------------

             The date of this prospectus is              , 2001.

                             TABLE OF CONTENTS

                                                                           Page

Risk Factors..................................................................2
The Company...................................................................5
Use of Proceeds..............................................................10
Capitalization...............................................................10
Ratio of Earnings to Fixed Charges...........................................10
Description of the Medium-Term Notes.........................................11
Plan of Distribution.........................................................35
Legal Matters................................................................36
Experts......................................................................36
Where You Can Find Additional Information....................................37


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

         References in this prospectus to "the Company," "we," "us," or "our" are to Questar Pipeline Company.

                                RISK FACTORS

         Investment in the notes involves certain risks. In consultation with financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the notes is suitable. The notes are not an appropriate investment for unsophisticated investors.

Investing in Indexed Notes Involves Additional Risk

         If your notes are indexed notes, they entail significant risks that are not associated with an investment in a conventional fixed-rate or floating rate debt security. Indexation of the interest rate of a note may result in an interest rate that is less than the rate payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid. Indexation of the principal of and/or premium on a note may result in an amount of principal and/or premium payable that is less than the original purchase price of the note, including the possibility that no principal will be paid.

         The value of an index can depend on a number of factors over which we have no control, including economic, financial and political events. These factors are important in determining the existence, magnitude and longevity of the risks and their results. If the formula used to determine the amount of principal, premium and/or interest payable with respect to indexed notes contains a multiplier or leverage factor, the effect of any change in the index will be magnified. In recent years, values of indices and formulas have been volatile and you should be aware that volatility may occur in the future. Nonetheless, the historical experience of an index should not be taken as an indication of its future performance. In addition, special tax rules may apply to indexed notes, which rules will be discussed in the applicable pricing supplement. You should consult your own financial, tax and legal advisors as to the risks entailed by an investment in indexed notes and the suitability of the notes in light of your particular circumstances.

Our Ability to Redeem the Notes May Adversely Affect Your Return on the Notes

         If your notes are redeemable at our option or subject to mandatory redemption, we may, in the case of optional redemption, or must, in the case of mandatory redemption, choose to redeem the notes at times when prevailing interest rates may be relatively low. Accordingly, you will not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as that of the notes.

We Cannot Assure You That a Market Will Develop For Your Notes or What the Market Price Will Be

         We cannot assure that a trading market for your notes will develop or be maintained. In addition to our creditworthiness, many other factors may affect the trading market for or value of the notes. These factors include:

         o complexity and volatility of the index or formula applicable to the notes,

         o method of calculating the principal, premium and interest in respect of the notes,

         o        time remaining to the maturity of the notes,

         o        outstanding amount of the notes,

         o        redemption features of the notes,

         o amount of other debt securities linked to the index or formula applicable to the notes, and

         o level, direction and volatility of market interest rates generally.

         In addition, because some notes may be designed for specific investment objectives or strategies, these notes will have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell the notes. This limited market may affect the price you receive for the notes or your ability to sell the notes. You should not purchase the notes unless you understand, and know you can bear, all of the investment risks involving the notes.

Our Credit Ratings May Not Reflect All the Risks of an Investment in the Notes.

         Our credit ratings are an independent assessment of ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of your notes. Our credit ratings, however, may not reflect the potential impact of risks related to structural, market or other factors discussed in this prospectus on the value of your notes.

As Our Parent Company Diversifies Into More Unregulated Business
Activities, Our Credit Ratings May Be Affected

         Our credit ratings depend in part on our relationship with our parent company and our affiliates, some of which are businesses involved in open market competition for sales. Our parent company has announced an intention to target as much as 70% of capital expenditures towards non-regulated activities related to oil and gas exploration and production and other activities over the next several years. In as much as rating agencies tend to view those ventures as holding more business risk than investment in rate regulated utility properties, our parent company may see pressure on its credit ratings. This pressure could negatively impact the ratings on the notes.

Environmental Regulation Significantly Affects Our Business

         Our business operations are subject to federal, state and local laws and regulations relating to environmental protection. If an accidental leak or spill of hazardous materials occurs from our pipelines, storage, or other facilities, we may have to pay a significant amount to clean up the leak or spill. The resulting costs and liabilities could negatively affect our level of cash flow. In addition, emission controls required under the Federal Clean Air Act and other similar federal and state laws could require unexpected capital expenditures at our facilities. Although we cannot predict the impact of Environmental Protection Agency standards or future environmental measures or other state and local regulations, our costs could increase if environmental laws and regulations become stricter. Since the costs of environmental regulation are already significant, additional regulation could negatively affect our business.

Competition Could Lead to Lower Levels of Profits and Lower Our Cash Flow Over Time

         Our natural gas pipelines and storage facilities compete against other existing natural gas pipelines originating from the same sources or serving the same markets as our facilities. In addition, we also may face competition from natural gas pipelines and storage projects that may be built in the future. Our ability to compete also depends upon general market conditions, which may change. We conduct our operations without the benefit of exclusive franchises from government entities. We provide open access transportation and storage services at filed tariffs. Demand for storage service and transportation on our pipelines is primarily a function of customer usage rates, economic conditions, competing transportation and storage sources and price for service.

We Are Parties to a Complex Lawsuit Involving Our Ownership in the TransColorado Gas Transmission Company, Which Could Expose Us to Material Losses

         KN TransColorado, Inc. ("KNTC"), a subsidiary of Kinder Morgan, Inc., is challenging the validity of our contractual right to put our 50% interest in the project to it. KNTC alleges we have breached our fiduciary duty to it and to the partnership and is seeking damages in excess of $150 million plus punitive damages, and a ruling that our put option is void and unenforceable. We have filed a counterclaim seeking affirmation of our contractual right to exercise the put and damages of at least $185 million. A trial is scheduled for April 2002. In the meantime, we are incurring significant legal expenses to defend ourselves and to protect our rights.

                                THE COMPANY
Overview

         We are a subsidiary of Questar Corporation ("Questar"), and are in the business of transporting and storing natural gas in the Rocky Mountain States of Utah, Wyoming and Colorado. We and our affiliate Questar Gas Company ("Questar Gas", formerly Mountain Fuel Supply Company) are directly owned by Questar Regulated Services Company which is a sub- holding company of Questar.

         As an open-access pipeline, we transport gas for affiliated and unaffiliated customers. We own and operate the Clay Basin storage facility, a large underground storage project in northeastern Utah, and own other underground storage operations in Utah and Wyoming. Through a subsidiary, we own and operate a gas processing plant. We are also involved in two partnerships, Overthrust Pipeline Company ("Overthrust"), and TransColorado Gas Transmission Company ("TransColorado").

         We have extended our presence in other parts of the western United States by participating in the TransColorado pipeline project and purchasing the Southern Trails line. There are market risks associated with these projects, as evidenced by our decision to write down our investment in TransColorado in 1999. See "Partnership Interests." Our efforts to complete the western section of Southern Trails are affected by our ability to obtain firm shipper contracts.

         Competition for transportation and storage services has intensified in recent years. Changes in regulation have significantly increased customer choices. We actively compete with other interstate pipelines for transportation volumes throughout the Rocky Mountain region.

         We have two key assets that contribute to our continued success. We have a strategically located and integrated, low-cost transmission system with interconnections to major pipeline systems and with access to major producing areas and markets. We also have the Clay Basin storage facility, a storage reservoir that has been successfully operated since 1977. Clay Basin has been expanded in response to interest from customers and is fully subscribed by firm-service customers under contracts that are generally long-term in nature. We intend to take advantage of these assets by increasing our ability to quickly and reliably move gas volumes between receipt and delivery points and by continuing to review opportunities to increase our storage capacity and services.

Regulation

         As a natural gas company under the Natural Gas Act, we are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC"), which administers the Natural Gas Act of 1938 and other federal laws as to rates and charges for storage and transportation of gas in interstate commerce, construction of new storage and transmission facilities, extensions or abandonments of service and facilities, accounts and records, and depreciation and amortization policies. We hold certificates of public convenience and necessity granted by the FERC for the transportation and underground storage of natural gas in interstate commerce and for the facilities required to perform such operations.

         We plan to maintain our current rate structure and do not currently plan to file an application with the FERC for an increase in rates in 2001. We, however, will continue to review our revenues and costs as we add new facilities and make expenditures to comply with regulatory mandates.

Affiliate Relationships

         We have significant business relationships with affiliates, particularly Questar Gas. Depending on the season, Questar Gas has reserved 66% to 69% of the total reserved firm transportation capacity on our transmission system to serve the needs of its approximately 706,000 customers in Utah, southwestern Wyoming, and southeastern Idaho. Questar Gas has also contracted for 26% of the firm storage capacity available at Clay Basin and has storage contracts for 100% of the capacity of three smaller storage reservoirs. Through a subsidiary, we have a processing plant that extracts carbon dioxide from a portion of the gas volumes delivered to Questar Gas. We transport natural gas owned by Questar Gas and produced from properties operated by Wexpro Company ("Wexpro"), another affiliate, as well as natural gas volumes purchased directly by Questar Gas from field producers and other suppliers. We also transport volumes that are marketed by Questar Energy Trading Company ("Questar Energy Trading"), another affiliate.

Transmission System

         Our core transmission system is strategically located in the Rocky Mountains near large reserves of natural gas. We describe it as a "hub and spoke" system, rather than a "long-line" pipeline, because of its physical configuration, multiple interconnections to other interstate pipeline systems, and access to major producing areas. Our transmission system has connections with the pipeline systems of Colorado Interstate Gas Company ("CIG"); the middle segment of the Trailblazer Pipeline System ("Trailblazer") owned by Wyoming Interstate Company, Ltd. ("WIC"); The Williams Companies Inc. ("Williams"), including Kern River Gas Transmission Company ("Kern River"); TransColorado; and Overthrust. These connections have opened markets in the western and mid-western United States outside Questar Gas' traditional service area and allow us to transport gas for others.

         Our transmission system includes 1,734 miles of transmission lines that link various producers of natural gas with Questar Gas' distribution facilities in Utah and Wyoming and interconnect with other pipelines. This total transmission mileage includes pipelines associated with our storage fields and tap lines. It does not include the systems in which we have a partnership interest or Southern Trails line. The system includes two major segments, often referred to as the northern and southern systems, which are linked together. The northern segment extends from northwestern Colorado through southwestern Wyoming into northern Utah; the southern segment of the transmission system extends from western Colorado to Payson, in central Utah. The link between the two systems is provided by our transmission line that runs from the Kanda/Coleman compressor station on the northern segment to our Clay Basin storage reservoir and then on to our Fidlar compressor station on the southern system.

         Our largest single transportation customer is our affiliate, Questar Gas. During 2000, we transported 108.2 million decatherms ("MMDth") (or 39% of our total transportation) for

Questar Gas, compared to 105.5 MMDth in 1999 (A decatherm ("Dth") is the amount of heat energy equal to 10 therms or one million British thermal units ("Btu")). These transportation volumes include Questar Gas' cost-of-service gas produced by Wexpro and volumes purchased by Questar Gas directly from field producers and other suppliers.

         Our transportation agreement with Questar Gas was extended in 1999 for three years and expires June 30, 2002. Questar Gas paid an annual reservation charge of approximately $54.3 million in 2000, which includes reservation charges attributable to firm and "no-notice" transportation. Questar Gas only needs its total reserved capacity during peak-demand situations. When it is not fully utilizing its capacity, Questar Gas releases the capacity to others, primarily industrial transportation customers and marketing entities.

         We collect approximately 95% of our transmission revenues through reservation charges from firm transportation customers. In other words, these customers pay primarily for access to transportation capacity. Consequently, our throughput volumes do not have a significant effect on our short-term operating results. Transportation revenues are not significantly affected by fluctuating demand based on the vagaries of weather or gas prices. Revenues may, however, be affected if the FERC changes its basic regulatory scheme of "straight fixed-variable" rates described above.

         Total system throughput increased from 253.5 MMDth in 1999 to
275.2 MMDth in 2000. We increased volumes transported for nonaffiliated customers from 135.9 MMDth in 1999 to 158.6 MMDth in 2000. About 77% of our transmission system capacity is subscribed for under firm transportation contracts.

         We also own and operate a major compressor complex near Rock Springs, Wyoming. The Kanda/Coleman station compresses volumes of gas from our transmission system for delivery to the WIC segment of the Trailblazer system and to CIG. The complex has become a major delivery point on our system. Five of our major natural gas lines are connected to the system at the complex. In addition, both of CIG's Wyoming pipelines and the WIC segment are connected to the complex.

         Our pipelines, compressor stations, regulator stations, and other transmission-related facilities are constructed on properties held under long-term easements, rights of way, or fee interests sufficient for the conduct of our business activities.

Partnership Interests

         In addition to the transmission system described above, we own a 72% interest in and are the operating partner of Overthrust, a general partnership that was organized in 1979 to construct, own, and operate the Overthrust segment of Trailblazer. Trailblazer is a major 800- mile pipeline system that transports gas from producing areas in the Rocky Mountains to the Midwest. The 88-mile Overthrust segment is the western-most segment in Trailblazer's system. Although the Overthrust segment is currently underutilized because it was designed to flow gas eastward, we and our partners are reviewing opportunities, including reversing its flow ("backhauling"), to increase its value in meeting western gas demand. The Overthrust partnership agreement requires unanimous consent of all partners on major operating and financial issues.

         Questar TransColorado, Inc., which is our subsidiary, and KN TransColorado, Inc., a subsidiary of Kinder Morgan, Inc. (formerly KN Energy) each have a 50% interest in the TransColorado pipeline project. Our ownership interest in the project is subject to a lawsuit described in Item 3 of our 2000 Annual Report on Form 10-K and updated in our Quarterly Report on Form 10-Q. The pipeline, which was completed in March 1999, was built to transport gas from the Rocky Mountain area that was traditionally priced lower than other gas supplies to California and Midwestern markets through interconnections with major pipeline systems. The pipeline originates at a point on our system 25 miles east of Rangely in northwestern Colorado and extends 292 miles to the Blanco hub in northwestern New Mexico.

         In its first two full years of operation, TransColorado incurred significant losses because basis differentials, which reflect gas prices in different producing basins, were not sufficient to encourage producers and market aggregators to transport volumes on the line. We wrote down our investment in TransColorado at year-end 1999 (which write-down included our anticipated contributions of operating funds to April 1, 2001), pending the outcome of the litigation and our ability to put our interest to our partner. The Company has been, and may continue to be, required to contribute operating funds to TransColorado in the amount of approximately $2 million per quarter.

Storage Facilities

         Our Clay Basin storage facility in northeastern Utah is the largest underground storage reservoir in the Rocky Mountains. The facility has a total capacity of 117.5 billion cubic feet ("Bcf") and a working capacity of 51.3 Bcf. Clay Basin has been operational since 1977 and has been successfully expanded several times. Clay Basin's firm storage capacity is fully subscribed by customers under long-term agreements. Questar Gas currently has 13.3 MMDth of working gas capacity at Clay Basin. Other large customers include Williams; Puget Sound Energy Company, a distribution utility in the state of Washington; and Duke Energy Trading and Marketing L.L.C. Storage service is important to distribution companies that need to match annual gas purchases with fluctuating customer demand, improve service reliability, and avoid imbalance penalties. We offer interruptible storage service at Clay Basin and also allow firm storage service customers the right to release their injection and withdrawal rights to other parties. Our storage facilities are certificated by the FERC, and rates for storage service (based on operating costs and investment in plant plus an allowed rate of return) are subject to approval by the FERC.

New Projects

         The Mainline 104 project is expected to commence construction during 2001 in order to have the project in service before the winter heating season of 2001-2002. This line, which is 75.6 miles long and 24 inches in diameter, extends from Price, Utah, near the Ferron area of coalbed methane gas, to Questar Gas' system at Payson, Utah, and the Kern River line near Elberta, Utah. The project is estimated to cost $80 million and will provide approximately 272,000 Dth per day of additional firm transportation capacity. CIG has a 31.3% interest in the line and has subscribed to 94,000 Dth of capacity. Questar Gas has contracted for 50,000 Dth of capacity all year long and 50,000 Dth of additional capacity during the heating-season months of December, January and February. This additional capacity will allow Questar Gas to have additional firm capacity to meet its long-term needs. The Bureau of Land Management has established a schedule of town meetings to consider public response to the new line. We do not yet have the final environmental approvals to construct, but the timetable established by the federal agencies involved with the environmental review, if met, would allow us to meet our schedule.

         The Southern Trails Pipeline project involves converting a 700-mile oil pipeline and installing compression facilities to transport natural gas volumes. The line extends from the Four Corners area where the states of Utah, Colorado, New Mexico and Arizona meet to Long Beach, California. Through a subsidiary, we are continuing to negotiate necessary rights of way for the project. Current operating plans divide this line into two segments. The eastern segment, with a daily capacity of 80,000 Dth, extends from the San Juan Basin to the California state line and is expected to be in service in mid-2002. The western segment, which has a daily capacity of 120,000 Dth and extends from the California state line to Long Beach, needs firm shipper contracts and action by the California Public Utilities Commission that would modify its residual load service tariff penalty to allow completion of this segment. We have received regulatory approval for the project from the FERC and formal certification from the California State Lands Commission. On April 9, 2001, we announced we had secured a long-term gas-transportation contract for the entire initial capacity on the eastern segment of the line.

         On May 2, 2001, we announced our intention to construct a high deliverability salt cavern gas storage facility near the city of Evanston, Wyoming. The facility will consist of four salt cavern domes that will each hold up to 3.5 Bcf of gas which could be injected and withdrawn up to twelve times each year. We believe the facility will be useful for those electric power companies which require immediate delivery of gas supplies. Depending on our ability to sign contracts with customers, the facility is expected to be in operation by 2004.

Employees

         As of December 31, 2000, we and a wholly-owned subsidiary had an aggregated 108 employees, compared to 129 employees as of year-end 1999. Questar Regulated Services, our parent, had 358 employees (compared to 431 at year-end 1999) who perform specified services for us, and other members of the group. The reduction in employees reflects an early retirement program offered to employees of the Questar Regulated Services group effective October 31, 2000.

Headquarters

         Our headquarters are located at 180 East 100 South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360 and our telephone number is
(801) 324-5555.

                              USE OF PROCEEDS

         The net proceeds from the sale of the notes will be used to redeem our $85 million 9- 3/8% Debentures due 2021, to finance a portion of capital expenditures and partnership investments, estimated at $180.3 million in 2001. During 2001, capital expenditures for Main Line 104 are estimated at $77.5 million, while capital expenditures for the Southern Trails Pipeline are estimated to be $38.0 million in 2001. At March 31, 2001, short-term debt totaled $800,000 and had an interest rate of 5.47% per annum. Short-term debt was incurred for general corporate purposes.


                               CAPITALIZATION

         The following table shows the capitalization of the Company as of March 31, 2001.


                                                     March 31, 2001
                                           -----------------------------------
                                               Amount           Percentage
                                            ------------       -----------
                                                 (Dollars in Thousands)
Short-term debt, owed to Questar ..........        $800
                                                   ====
Long-term debt (1) ........................    $215,025           47.5%
Common shareholder's equity ...............     237,668           52.5%
                                                -------
Total capitalization ......................    $452,693          100.0%
                                               ========          ======
-------------
(1)    This amount reflects a discount of $375,000.


                     RATIO OF EARNINGS TO FIXED CHARGES


                                                                  Twelve Months
                                                                      Ended
                               Years Ended December 31,          March 31, 2001
                               ------------------------          --------------
                          1996    1997   1998   1999   2000
                          ----    ----   ----   ----   ----
Ratio of earnings
to fixed charges (1)...   3.58    4.02   3.78   .33    3.05           3.12

(1) For purposes of this presentation, earnings represent income from continuing operations before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs and debt discounts, and the interest portion of rental costs.

                    DESCRIPTION OF THE MEDIUM-TERM NOTES

         We will issue the notes as a new series of debt securities under an indenture, dated as of August 17, 1998, as amended and modified from time to time, between us and Wells Fargo Bank Northwest, National Association (f/k/a First Security Bank, N.A.), as trustee. The following description is only a summary of the material provisions of the notes and of the indenture and is not complete and is qualified in its entirety by reference to the indenture, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. A copy of the indenture is available upon request made to us or to the agents. When we refer to securities, we refer to all debt securities that we have issued or may issue in the future under the indenture and include the notes. The terms and conditions described below apply to each note unless otherwise indicated in an applicable pricing supplement.

General

         In addition to the notes we are offering in this prospectus, the indenture provides for the issuance of additional securities, in one or more series (including both interest bearing and original issue discount securities), without limitation as to aggregate principal amount. The notes will be our unsecured obligations and will rank equally with all our other unsecured and unsubordinated indebtedness. Other than a limitation on liens covenant, the indenture does not contain restrictive covenants which would require us to maintain certain financial ratios or restrict our ability to incur additional indebtedness. In addition, the indenture permits the issuance of notes which do not pay interest for stated periods of time and which are issued with original issue discount.

         The notes being offered hereby constitute a separate series of securities under the indenture and are currently limited to $250,000,000 aggregate initial offering amount. Such series may be reopened and the aggregate initial offering amount of the notes may be increased from time to time. The notes will be offered on a continuing basis, and each note will mature on a Business Day (as defined below), not less than 9 months nor more than 30 years from its date of issue, as selected by the initial purchaser and agreed to by us. The notes will be denominated and be payable in United States dollars.

         The pricing supplement relating to any note will set forth the principal amount, interest rate, issue price and agent's commission, original issue and Maturity dates, redemption and repayment provisions, if any, and other material terms of such note.

         Unless otherwise specified in the applicable pricing supplement, each note will be issued in registered book-entry form or in registered certificated form, in denominations of $1,000 and integral multiples of $1,000. Book-entry notes may be transferred or exchanged only through a participating member of The Depository Trust Company (or such other depositary as is identified in an applicable pricing supplement). See "Book Entry notes; Global Securities" below. Registration of transfer or exchange of certificated notes will be made at the corporate trust office of the trustee. No service charge will be made for the registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (other than exchanges pursuant to Sections 304, 906 or 1107 of the indenture, not involving any transfer).

         "Business Day" means any day that is not a Saturday or Sunday, and that in The City of New York is not a day on which banking institutions are generally authorized or obligated by law or executive order to close, and, with respect to any LIBOR Note, is a London Business Day. Unless otherwise specified in the applicable pricing supplement, "London Business Day" means any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

         "Maturity," when used with respect to any note, means the date on which the principal of such note or an installment of principal becomes due and payable as provided in the note or the indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption, repayment at the option of the holder or otherwise.

         "Stated Maturity," when used with respect to any note or any installment of principal thereof or interest thereon, means the date specified in such note as the fixed date on which the principal of such note or such installment of principal or interest is due and payable.

         Under the indenture, notes may be issued at a discount from their principal amount payable at stated maturity, or with such terms (such as contingent interest, interest holidays, irregular accrual periods, interest payable in additional notes, stepped rates, rates based on multiple or non-conventional interest indices or notes on which payments are tied to the value of a single stock, a basket of stocks, a commodity or a stock or commodities index) so as to cause the notes to be subject to the original issue discount rules of federal, state, local or foreign tax laws. In the event notes are issued at such a discount or with such terms so as to cause original issue discount rules to apply, the terms of such notes and additional disclosure regarding the federal income tax treatment of such notes as well as certain other considerations will be provided in the applicable pricing supplement relating to such notes.

         Unless otherwise indicated in a pricing supplement, the covenants contained in the indenture and the notes would not necessarily afford holders of the notes protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders.

         Interest rates offered by us with respect to the notes may differ depending upon, among other things, the aggregate principal amount of notes purchased in any single transaction. Notes with similar variable terms other than interest rates, as well as notes with different other variable terms, may be offered concurrently to different investors. Interest rates or formulas and other terms of notes are subject to change by us from time to time, but no such change will affect any note previously issued or as to which an offer to purchase has been accepted by us.

Payments

         For certificated notes, payments of principal, premium, if any, and interest payable at Maturity will be made in immediately available funds at the corporate trust office of the trustee in Salt Lake City, Utah or at such other place as we may designate, provided that the certificated note is presented to the trustee in time for the trustee to make such payments in such funds in accordance with its normal procedures. Interest (other than interest payable at Maturity) will be paid by check mailed to the address of the holder as it appears in the security register as of the regular record dates or, at our option, by wire transfer to an account maintained by such holder with a bank located in the United States. Notwithstanding the foregoing, a holder of $10,000,000 or more in aggregate principal amount of certificated notes having the same Interest Payment Dates (as defined below) shall be entitled, upon written request received by the trustee prior to the regular record date in respect of an interest payment, or the date which is fifteen days before the Stated Maturity or date of redemption or repayment of the principal of the notes, as the case may be, to receive payments of principal, premium, if any, and interest by wire transfer to an account maintained by such holder with a bank located in the United States; provided, however, that no payment of principal and premium, if any, will be made without prior notice of presentment and surrender of the notes. If any Stated Maturity or date of redemption or repayment would otherwise be a day that is not a Business Day, payments due on any such day need not be made on such day, but may be made on the next succeeding Business Day (or, in the case of a LIBOR Note, if such day falls in the next succeeding calendar month, the immediately preceding Business Day), with the same force and effect as if made on the due date, and no interest shall accrue for the period from such due date to such succeeding Business Day.

         The total amount of any principal, premium, if any, or interest due on any global security (as defined below) representing one or more book-entry notes on any interest payment date or at Maturity will be made available to the trustee on such date. As soon as practicable thereafter, the trustee will make such payments to the depositary in accordance with existing arrangements between the trustee and the depositary. The depositary will allocate such payments to each book- entry note represented by such global security and make payments to the registered owners or holders thereof in accordance with its existing operating procedures. Neither we nor the trustee shall have any responsibility or liability for such payments by the depositary. So long as the depositary or its nominee is the registered owner of any global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry note or book-entry notes represented by such global security for all purposes under the indenture.

Redemption at the Option of the Company; No Sinking Fund

         Unless otherwise specified in an applicable pricing supplement, the notes will not be subject to any optional or mandatory sinking fund. If provided in an applicable pricing supplement, the notes may be subject to redemption, in whole or in part, prior to their Stated Maturity at our option or through operation of a mandatory or optional sinking fund or analogous provisions at a price or prices (including premiums, if any) determined as set forth in a pricing supplement, together with interest thereon payable to the date of redemption, on notice given no more than 60 nor less than 30 days prior to the date of redemption. If the notes are to be redeemable, the notes will be subject to redemption by us on and after the redemption date, if any, fixed at the time of sale and set forth in the applicable pricing supplement. If no redemption date is indicated in the applicable pricing supplement with respect to a note, such note will not be redeemable prior to Stated Maturity.

Repayment at the Option of the Holder

         If provided in an applicable pricing supplement, the notes will be subject to repayment at the option of the holder of the notes in accordance with the terms of such notes on their respective optional repayment dates, if any, as agreed upon by us and the purchasers of such notes at the time of sale (each, an "Optional Repayment Date"). If no Optional Repayment Date is indicated with respect to a note, such note will not be repayable at the option of the holder of such note prior to its Stated Maturity.

         We may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the trustee for cancellation.

Interest and Interest Rates

         General

         Unless otherwise specified in an applicable pricing supplement, each note will bear interest from the date of original issue at the rate per annum or, in the case of a Floating Rate Note, pursuant to the interest rate formula, stated therein and in the applicable pricing supplement until the principal thereof is paid or made available for payment. Interest will be payable in arrears on each date specified in the applicable pricing supplement and in a note on which an installment of interest is due and payable (an "Interest Payment Date") and at Maturity. Interest will be payable generally to the person in whose name a note (or any predecessor security) is registered at the close of business on the regular record date next preceding the related Interest Payment Date; provided, however, that interest payable at Maturity will be payable to the person to whom principal shall be payable. Each interest payment shall be the amount of interest accrued from and including the later of the date of original issue or the most recent Interest Payment Date (in respect of which interest has been paid or duly provided for with respect to such note) to but excluding the next succeeding Interest Payment Date (an "Interest Accrual Period"). Unless otherwise specified in the applicable pricing supplement, the first payment of interest on any note originally issued between a regular record date and the related Interest Payment Date will be made on the Interest Payment Date immediately following the next succeeding regular record date to the holder on such next succeeding regular record date. Interest rates, interest rate formulas and other terms of the notes are subject to change by us from time to time but no such change will affect any notes already issued or as to which offers to purchase have been accepted by us.

         Fixed Rate Notes

         Unless otherwise specified in an applicable pricing supplement, we will pay interest on Fixed Rate Notes semiannually on June 1 and December 1 of each year, and the regular record dates in respect of such Interest Payment Dates will be the immediately preceding May 15 and November 15 (whether or not a Business Day), respectively. If any Interest Payment Date or Maturity of a Fixed Rate Note falls on a day that is not a Business Day with respect to such Fixed Rate Note, the payment due on such Interest Payment Date or at Maturity will be made on the following day that is a Business Day with respect to such Fixed Rate Note as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or Maturity, as the case may be. Unless otherwise specified in the applicable pricing supplement, interest on each Fixed Rate Note will be computed on the basis of a 360-day year of twelve 30-day months.

         Floating Rate Notes

         Unless otherwise specified in an applicable pricing supplement, Floating Rate Notes will be issued as described below. Interest on Floating Rate Notes will be determined by reference to a "Base Rate," which may be one or more of:

         o the Commercial Paper Rate, in which case such note will be a "Commercial Paper Rate Note";

         o the Federal Funds Rate, in which case such note will be a "Federal Funds Rate Note";

         o        LIBOR, in which case such note will be a "LIBOR Note";

         o        the Prime Rate, in which case such note will be a "Prime
                  Rate Note";

         o the Treasury Rate, in which case such note will be a "Treasury Rate Note"; or

         o such other interest rate formula as may be set forth in the applicable pricing supplement and Floating Rate Note.

In addition, a Floating Rate Note may bear interest at the lowest of two or more Base Rates determined in the same manner as the Base Rates are determined for the types of Floating Rate Notes described above (except the interest rate for such Floating Rate Notes will not be determined with reference to the Treasury Rate). Each Floating Rate Note will specify the Base Rate or Rates applicable thereto.

         The interest rate on each Floating Rate Note will be calculated by reference to the specified Base Rate or the lowest of two or more specified Base Rates, in either case plus or minus the applicable Spread, if any, and/or multiplied by the applicable Spread Multiplier, if any. The "Spread" is the number of basis points to be added to or subtracted from the related Base Rate or Rates applicable to such Floating Rate Note. The "Spread Multiplier" is the percentage of the related Base Rate or Rates applicable to such Floating Rate Note by which said Base Rate or Rates are to be multiplied to determine the applicable interest rate on such Floating Rate Note. The "Index Maturity" is the period to Maturity of the instrument or obligation with respect to which the related Base Rate or Rates are calculated. Each Floating Rate Note will specify the Index Maturity and the Spread, if any, and/or Spread Multiplier, if any, applicable thereto.

         Each Floating Rate Note and the applicable pricing supplement will specify whether the rate of interest on such Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually, annually or otherwise (each, an "Interest Reset Period") and the date on which such interest rate will be reset (each, an "Interest Reset Date"). Unless otherwise specified in a

Floating Rate Note and the applicable pricing supplement, the Interest Reset Date will be, in the case of a Floating Rate Note which resets:

         o        daily, each Business Day;

         o weekly, on Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Base Rate, which will reset Tuesday of each week, except as described below);

         o        monthly, the third Wednesday of each month;

         o quarterly, the third Wednesday of each March, June, September and December of each year;

         o semiannually, the third Wednesday of each of the two months specified in such pricing Supplement; and

         o annually, the third Wednesday of the month specified in such pricing supplement.

         If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except that in the case of a LIBOR Note (or a Floating Rate Note for which LIBOR is an applicable Base Rate), if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the last Business Day in the preceding month.

         The interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date or Dates with respect to such Interest Reset Period will be the rate determined with respect to the applicable "Interest Determination Date." Unless otherwise specified in an applicable pricing supplement, the Interest Determination Date with respect to the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day preceding each Interest Reset Date for the related note. Unless otherwise specified in an applicable pricing supplement, the Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date. With respect to the Treasury Rate, unless otherwise specified in an applicable pricing supplement, the Interest Determination Date will be the day in the week in which the Interest Reset Date falls on which day Treasury Bills are normally auctioned (Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if, as a result of a legal holiday, an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date shall be such preceding Friday; and provided, further, that if an auction shall fall on any Interest Reset Date, then the related Interest Reset Date shall instead be the first Business Day immediately following such auction. Unless otherwise specified in the applicable pricing supplement, the Interest Determination Date pertaining to a Floating Rate Note the interest rate of which is determined with reference to two or more Base Rates will be the first Business Day which is at least two Business Days prior to such Interest Reset Date for such a Floating Rate Note on which each Base Rate shall be determinable. Each Base Rate shall be determined and compared on such date, and the applicable interest rate shall take effect on the related Interest Reset Date.

         Any Floating Rate Note may also specify either or both a maximum limit and a minimum limit on the rate at which interest may accrue during any Interest Accrual Period. In addition to any maximum interest rate that may be applicable to any Floating Rate Note pursuant to the preceding sentence, the interest rate on Floating Rate Notes will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

         Except as provided below or in the applicable pricing supplement, interest will be payable, in the case of a Floating Rate Note which resets:

         o        daily, each Business Day;

         o weekly, on Wednesday of each week (with the exception of weekly reset Floating Rate Notes as to which the Treasury Rate is an applicable Base Rate, which will reset on Tuesday of each week, except as described below);

         o        monthly, on the third Wednesday of each month;

         o quarterly, on the third Wednesday of March, June, September and December of each year;

         o semiannually, on the third Wednesday of the two months of each year specified in the applicable pricing supplement; and

         o annually, on the third Wednesday of the month specified in the applicable pricing supplement (each, an "Interest Payment Date");

and, in each case, at Maturity. If any Interest Payment Date for a Floating Rate Note falls on a day that is not a Business Day with respect to such Floating Rate Note, such Interest Payment Date will be the following day that is a Business Day with respect to such Floating Rate Note, except that, in the case of a LIBOR Note (or a Floating Rate Note for which LIBOR is an applicable Base Rate), if such Business Day is in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding day that is a Business Day with respect to such Floating Rate Note. If the Maturity of a Floating Rate Note falls on a day that is not a Business Day with respect to such Floating Rate Note, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day with respect to such Floating Rate Note, and no interest on such payment shall accrue for the period from and after Maturity. Unless otherwise specified in a Floating Rate Note and the applicable pricing supplement, the regular record date or Dates for interest payable on such Floating Rate Note will be the fifteenth day (whether or not a Business Day) immediately preceding the related Interest Payment Date or Dates.

         The interest rate in effect with respect to a Floating Rate Note on each day that is not an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to the immediately preceding Interest Reset Date and the interest rate in effect on any day that is an Interest Reset Date will be the interest rate determined as of the Interest Determination Date pertaining to such Interest Reset Date, subject in either case to applicable provisions of law and any maximum or minimum interest rate limitation referred to in such Floating Rate Note; provided, however, that the interest rate in effect with respect to a Floating Rate Note for the period from the date of original issue to the first Interest Reset Date will be the rate specified as such in the applicable pricing supplement and the related Floating Rate Note (the "Initial Interest Rate") and unless otherwise specified in the applicable pricing supplement the interest rate in effect for the ten calendar days immediately prior to a Maturity will be the interest rate in effect on the tenth calendar day preceding such Maturity.

         Unless otherwise specified in the applicable pricing supplement, with respect to each Floating Rate Note, accrued interest is calculated by multiplying its face amount by an accrued interest factor. Such accrued interest factor is computed by adding the interest factor calculated for each day from the later of the date of issue, or from the last date to which interest has been paid or duly provided for, to the date for which accrued interest is being calculated. Unless otherwise specified in the applicable pricing supplement, the interest factor for each such day is computed by dividing the interest rate applicable to such day by 360, in the case of Commercial Paper Rate Notes, Federal Funds Rate Notes, LIBOR Notes, or Prime Rate Notes or by the actual number of days in the year, in the case of Treasury Rate Notes. Unless otherwise specified in an applicable pricing supplement, the interest factor for notes for which the interest rate is calculated with reference to two or more Base Rates will be calculated in each period in the same manner as if only the lowest of the applicable Base Rates applied.

         All percentages resulting from any calculation on Floating Rate Notes will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) will be rounded upward to 9.87655% (or 0987655)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

         Unless otherwise specified in an applicable pricing supplement, the trustee will be the calculation agent. Upon the request of the holder of any Floating Rate Note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date with respect to such Floating Rate Note. Unless otherwise specified in an applicable pricing supplement, the calculation date, if applicable, pertaining to any Interest Determination Date will be the earlier of:

         o the tenth calendar day after the applicable Interest Determination Date or, if the tenth calendar day is not a Business Day, the next succeeding Business Day; or

         o the Business Day immediately preceding the applicable Interest Payment Date or Maturity, as the case may be.

         The interest rate in effect with respect to a Floating Rate Note from the date of original issue to the first Interest Reset Date will be the Initial Interest Rate. The interest rate for each subsequent Interest Reset Date will be determined by the calculation agent as follows:

         Commercial Paper Rate. Commercial Paper Rate Notes will bear interest at the interest rates (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in such Commercial Paper Rate Notes and in an applicable pricing supplement.

         Unless otherwise specified in an applicable pricing supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date relating to a Commercial Paper Rate Note or any Interest Determination Date for a note for which the Commercial Paper Rate is one of the Base Rates (a "Commercial Paper Rate Interest Determination Date"), the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published by the Board of Governors of the Federal Reserve System in "Statistical release H.15(519), Selected Interest Rates" or any successor publication ("H.15(519)") under the heading "Commercial Paper - Nonfinancial" or, if unavailable, under such other heading representing commercial paper issued by non-financial entities whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating organization. In the event that such rate is not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Commercial Paper Rate Interest Determination Date, then the Commercial Paper Rate will be the Money Market Yield on such Commercial Paper Rate Interest Determination Date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 P.M. Quotations for U.S. Governmental Securities" or any successor publication ("Composite Quotations") under the heading "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of thirty days or ninety days, respectively). If such rate is not published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on such Calculation Date, then the Commercial Paper Rate will he calculated by the calculation agent and will be the Money Market Yield of the arithmetic mean of the offered rates, as of approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in The City of New York (which may include one or more of the agents or their affiliates) selected by the calculation agent (after consultation with us) for commercial paper having the specified Index Maturity placed for a nonfinancial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

         "Money Market Yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:




                Money Market Yield   =        [      D x 360      ]       x 100
                                                    --------
                                                  360 - (D x M)
where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

         Federal Funds Rate. Federal Funds Rate Notes will bear interest at the interest rates (calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any) specified in such Federal Funds Rate Notes and in an applicable pricing supplement.

         Unless otherwise specified in an applicable pricing supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Federal Funds Rate Note or a Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Interest Determination Date"), the rate on such date for United States dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" or, if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Federal Funds Rate Interest Determination Date as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If such rate is not published in either H.15(519) or Composite Quotations by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Rate Interest Determination Date will be calculated by the calculation agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York (which may include the agents or their affiliates) selected by the calculation agent prior to 9:00 A.M., New York City time, on such Federal Funds Rate Interest Determination Date; provided, however, that if the brokers so selected by the calculation agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interests Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

         LIBOR. LIBOR Notes will bear interest at the interest rates (calculated with reference to LIBOR and the Spread and/or Spread
Multiplier, if any) specified in such LIBOR Notes and in an applicable pricing supplement.

         Unless otherwise specified in an applicable pricing supplement, "LIBOR" means the rate determined by the calculation agent in accordance with the following provisions:

         o With respect to an Interest Determination Date relating to a LIBOR Note or any Floating Rate Note for which LIBOR is an applicable Base Rate (a "LIBOR Interest Determination Date"), either, as specified in the applicable pricing supplement: (a) the arithmetic mean of the offered rates for deposits in U.S. dollars for the period of the Index Maturity specified in the applicable pricing supplement, commencing on the second London Business Day immediately following such LIBOR Interest Determination Date, which appear on the Reuters Screen LIBOR Page as of 11:00 A.M., London time, on the LIBOR Interest

                  Determination Date, if at least two such offered rates appear on the Reuters Screen LIBOR Page ("LIBOR Reuters"), or (b) the rate for deposits in U.S. dollars having the Index Maturity designated in the applicable pricing supplement, commencing on the second London Business Day immediately following that LIBOR Interest Determination Date, that appears on the Telerate Page 3750 as of 11:00 A.M., London time, on that LIBOR Interest Determination Date ("LIBOR Telerate"). Unless otherwise indicated in the applicable pricing supplement, "Reuters Screen LIBOR Page" means the display designated as Page "LIBOR" on the Reuters Monitor Money Rate Service (or such other page as may replace the LIBOR page on that service for the purpose of displaying London interbank offered rates of major banks). "Telerate Page 3750" means the display designated as page "3750" on the Telerate Service (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Telerate had been specified. If fewer than two offered rates appear on the Reuters Screen LIBOR Page, or if no rate appears on the Telerate Page 3750, as applicable, LIBOR in respect of that LIBOR Interest Determination Date will be determined as if the parties had specified the rate described in the immediately following clause.

         o With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear on the Reuters Screen LIBOR Page, as described in clause (a) immediately above, or on which no rate appears on the Telerate Page 3750, as specified in clause (b) immediately above, as applicable, LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars having the index Maturity designated in the applicable pricing supplement are offered at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date by four major banks ("Reference Banks") in the London interbank market selected by the calculation agent (after consultation with us) to prime banks in the London interbank market commencing on the second London Business Day immediately following such LIBOR Interest Determination Date and in a principal amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR for such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 AM., New York City time, on such LIBOR Interest Determination Date by three major banks (which may include the agents or their affiliates) in The City of New York selected by the calculation agent (after consultation with us) for loans in U.S. dollars to leading European banks having the specified Index Maturity designated in the applicable pricing supplement commencing on the second London Business Day immediately following such LIBOR Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date will be LIBOR then in effect on such LIBOR Interest Determination Date.

         Prime Rate. Prime Rate Notes will bear interest at the interest rates (calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any) specified in such Prime Rate Notes and in an applicable pricing supplement.

         Unless otherwise specified in an applicable pricing supplement, "Prime Rate" means:

         o with respect to any Interest Determination Date relating to a Prime Rate Note or a Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Interest Determination Date"), the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan"; or

         o if the rate referred to in the first clause is not published prior to 3:00 P.M., New York City time, on the related Calculation Date, then the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 Page (as hereinafter defined) as such bank's prime rate or base lending rate as in effect for such Prime Rate Interest Determination Date; or

         o if fewer than four such rates described in the second clause appear on the Reuters Screen USPRIME1 Page for such Prime Rate Interest Determination Date, then the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by four major money center banks (which may include affiliates of the agents) in The City of New York selected by the calculation agent;

         o if fewer than four such quotations described in the third clause are so provided, then the arithmetic mean of four prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date as furnished in The City of New York by the major money center banks, if any, that have provided such quotations and by a reasonable number of substitute banks or trust companies (which may include affiliates of the agents) to obtain four such prime rate quotations, provided such substitute banks or trust companies are organized and doing business under the laws of the United States, or any State thereof, each having total equity capital of at least $500 million and being subject to supervision or examination by Federal or State authority.

         "Reuters Screen USPRIME1 Page" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "USPRIME1" page (or such other page as may replace the USPRIME1 page on such service) for the purpose of displaying prime rates or base lending rates of major United States banks.

         Treasury Rate. Treasury Rate Notes will bear interest at the interest rates (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified in such Treasury Rate Notes and in an applicable pricing supplement.

         Unless otherwise specified in an applicable pricing supplement, "Treasury Rate" means, with respect to any Interest Determination Date relating to a Treasury Rate Note or any Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Interest Determination Date"), the rate applicable to the most recent auction of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the applicable pricing supplement, as such rate is published in H.15(519) under the heading "Treasury Bills--auction average (investment)" or, if not published by 3:00 P.M., New York City time, on the Calculation Date pertaining to such Treasury Rate Interest Determination Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) as otherwise announced by the United States Department of the Treasury.

         In the event that the results of the auction of Treasury Bills having the specified Index Maturity are not reported as provided by 3:00 P.M., New York City time, on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the calculation agent and shall be a yield to Maturity (expressed as a bond equivalent on the basis of a year of 365 days or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers (which may include one or more of the agents or their affiliates) selected by the calculation agent (after consultation with us), for the issue of Treasury Bills with a remaining Maturity closest to the specified index Maturity; provided, however, that if the dealers selected as aforesaid by the calculation agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

Other Provisions; Addenda

         Any provisions with respect to the determination of a Base Rate, the specification of a Base Rate, calculation of the interest rate applicable to a Floating Rate Note, its Interest Payment Dates or any other matter relating thereto may be modified by the terms as specified under "Other Provisions" on the face of the applicable notes or in an Addendum relating to the applicable notes, if so specified on the face of the applicable notes and described in the applicable pricing supplement.

Discount Notes

         We may offer notes ("Discount Notes") from time to time that have an issue price (as specified in the applicable pricing supplement) that is less than 100% of the principal amount of the applicable notes by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity. Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the issue price of a Discount Note and 100% of the principal amount is referred to as the "discount." In the event of redemption, repayment or acceleration of Maturity of a Discount Note, the amount payable to the holder of such Discount Note will be equal to the sum of (i) the issue price (increased by any accruals of discount) and, in the event of any redemption of such Discount Note (if applicable), multiplied by the redemption percentage (as adjusted by the annual redemption percentage reduction, if applicable) and (ii) any unpaid interest accrued thereon to the date of such redemption, repayment or acceleration of Maturity, as the case may be.

         Unless otherwise specified in the applicable pricing supplement, for purposes of determining the amount of discount that has accrued as of any date on which a redemption, repayment or acceleration of Maturity occurs for a Discount Note, such discount will be accrued using a constant yield method. The constant yield will be calculated using a 30-day month, 360- day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates for the applicable Discount Note (with ratable accruals within a compounding period), a coupon rate equal to the initial coupon rate applicable to such Discount Note and an assumption that the Maturity of such Discount Note will not be accelerated. If the period from the date of issue to the initial Interest Payment Date for a Discount Note (the "Initial Period") is shorter than the compounding period for such Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the Initial Period is longer than the compounding periods, then such period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable discount may differ from the accrual of original issue discount for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), certain Discount Notes may not be treated as having original issue discount within the meaning of the Code, and notes other than Discount Notes may be treated as issued with original issue discount for federal income tax purposes. In the event notes are issued at such a discount or with such terms so as to cause original issue discount rules under federal tax laws to apply, the terms of such notes and additional disclosure regarding the federal income tax treatment of such notes as well as certain other considerations will be provided in the applicable pricing supplement relating to such notes.

Book-Entry Notes; Global Securities

         Upon issuance, all book-entry notes having the same original issue date, Stated Maturity and otherwise having identical terms and provisions will be represented by a single global security. Each global security representing book-entry notes will be deposited with, or on behalf of, the depositary. Except as set forth below, a global security may not be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of such successor.

         Upon our issuance of book-entry notes represented by a global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the book-entry notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the applicable agent or the underwriter of such book-entry notes, as the case may be. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership of beneficial interests in book-entry notes represented by a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to interest of participants in the depositary), or by participants in the depositary or persons that may hold interests through such participants (with respect to persons other than participants in the depositary). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in a global security.

         So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry notes represented by such global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in book-entry notes represented by a global security will not be entitled to have book-entry notes represented by such global security registered in their names, will not receive or be entitled to receive or be entitled to receive physical delivery of book-entry notes in definitive form, known as certificated notes and will not be considered the owners or holders of such book-entry notes under the indenture.

         The Depository Trust Company, or DTC, will be the initial depositary with respect to the book-entry notes. The book-entry notes will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One fully registered global security will be issued for each issue of book-entry notes having the same terms and provisions, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $200,000,000, one global security will be issued with respect to each $200,000,000 of principal amount and an additional global security will be issued with respect to any remaining principal amount of such issue.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need of physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the agents), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

         Purchases of book-entry notes under DTC's system must be made by or through direct participants, which will receive a credit for such book-entry notes on DTC's records. The ownership interest of each actual purchaser, or beneficial owner, of each book-entry note represented by a global security is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owner entered into the transaction. Transfer of ownership interests in a global security representing book-entry notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global security representing book-entry notes will not receive certificated notes representing their ownership interests in such global security, except in the limited circumstances described above.

         To facilitate subsequent transfers, all global securities representing book-entry notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global securities with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global securities representing the book-entry notes; DTC's records reflect only the identity of the direct participants to whose accounts such book-entry notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the global securities representing the book-entry notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose account the book-entry notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

         Principal, premium, if any, and/or interest, if any, payments on the global securities representing the book-entry notes will be made by us through the trustee in immediately available funds to DTC or its nominee, as the case may be, as the registered owner of such global securities. DTC' s practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the trustee or ours, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ours and the trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct participants and indirect participants. None of us, the trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         If applicable, redemption notices shall be sent to Cede & Co. If less than all of the book- entry notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

         Unless otherwise specified in the applicable pricing supplement, book-entry notes represented by a global security will be exchanged for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if:

         o the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or we become aware that the depositary has ceased to be a clearing agency registered under the Exchange Act and, in any such case, we shall not have appointed a successor to the depositary within 90 days after we receive such notice or become aware of such ineligibility, or

         o we, in our sole discretion, determine that the global securities shall be exchanged for certificated notes.

Under such circumstances, certificated notes will be printed and delivered. Upon any such exchange, the certificated notes shall be registered in the names of the beneficial owners of the global security or securities representing book-entry notes, which names shall be provided by the depositary's relevant participants (as identified by the depositary) to the trustee.


Limitations on Liens

         Subject to certain exceptions, we will not, and will not permit any Subsidiary to, create, assume or suffer to exist, otherwise than in favor of us or a Subsidiary, any mortgage, pledge, lien, encumbrance, or security interest (collectively, "Liens") upon any of our properties or assets or upon any income or profits therefrom unless the notes shall be equally and ratably secured. This prohibition will not apply to:

         o        Liens existing as of the date of the indenture;

         o any purchase money mortgage or Lien created to secure all or part of the purchase price of any property (or to secure a loan made to us or any Subsidiary to enable it to acquire such property), provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and the income or profits therefrom;

         o Liens on any property at the time of the acquisition thereof, whether or not assumed by us or a Subsidiary; provided that such Lien shall extend only to the property so acquired, improvements thereon, replacements thereof and income or profits therefrom;

         o Liens on property or any contract for the sale of any product or service or any rights thereunder or any proceeds therefrom, acquired or constructed by us or a Subsidiary and created within one year after the later of
                  (1) the completion of such acquisition or construction or
                  (2) the commencement of operation of the project, provided that such Lien shall extend only to the property so acquired or constructed, improvements thereon, replacements thereof and income or profits therefrom;

         o        Liens of Subsidiaries outstanding at the time they become
                  Subsidiaries;

         o Liens created or assumed by us or a Subsidiary on coal, geothermal, oil, natural gas, inert gas, other hydrocarbon or mineral properties owned or leased by us or a Subsidiary to secure loans to us or a Subsidiary, for the purpose of developing such properties;

         o Liens on any investment (as defined in the indenture) of ours or a Subsidiary in any Person other than a Subsidiary or on any security representing any investment of ours or a Subsidiary;

         o any Lien not otherwise permitted by the indenture, provided that after giving effect to such Liens the sum of (1) all indebtedness of ours and our Subsidiaries secured by Liens not otherwise permitted by the indenture and (2) all Attributable Debt of ours and our Subsidiaries (to the extent not included in (1) above) does not exceed 10% of Consolidated Capitalization;

         o any refunding or extension of Maturity, in whole or in part, of any obligation or indebtedness secured by certain permitted Liens, provided that the principal amount of the obligation or indebtedness secured by such refunding or extension shall not exceed the principal amount of the obligation or indebtedness then outstanding and shall be limited in lien to the same or substituted property and after-acquired property that secured the refunded or extended obligation or indebtedness;

         o Liens upon any office equipment, data processing equipment or any motor vehicles, tractors or trailers;

         o Liens of or upon or in current assets of ours or a Subsidiary created or assumed to secure indebtedness incurred in the ordinary course of business;

         o any Lien which is payable, both with respect to principal and interest, solely out of the proceeds of natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals to be produced from the property subject thereto and to be sold or delivered by us or a Subsidiary;

         o Liens to secure indebtedness incurred to finance advances made by us or any Subsidiary to any third party for the purpose of financing oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, provided that such Liens shall extend only to the receivables of ours or such Subsidiary in respect of such advances; and

         o any rights reserved in others to take or reserve any part of the natural gas, oil, coal, geothermal resources, inert gas, hydrocarbons or minerals produced at any time on any property of ours or a Subsidiary.

         Also excepted from the general prohibition are various other liens including, but not limited to: mechanics' or materialmen's liens, certain governmental liens, certain leases, certain judgment liens, and certain liens arising in connection with leases, easements and rights-of-way for pipeline or distribution plant purposes.

Certain Definitions

         Certain terms used in the indenture are defined and are used in this prospectus as follows:

         "Attributable Debt" means, as of the date of determination, the present value of net rent for the remaining term of a capital lease, determined in accordance with accounting principles generally accepted in the United States ("GAAP"), which is part of a Sale and Leaseback Transaction (as defined), including any periods for which the lessee has the right to renew or extend the lease. For purposes of the foregoing, "net rent" means the sum of capitalized rental payments required to be paid by the lessee, other than amounts required to be paid by the lessee for maintenance, repairs, insurance, taxes, assessments, energy, fuel, utilities and similar charges. In the case of a capital lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered to be required to be paid under such lease subsequent to the first date upon which it may be so terminated.

         "Consolidated Capitalization" means, without duplication, the sum of

         o the principal amount of Consolidated Funded Debt of ours and our Subsidiaries at the time outstanding,

         o the total capital represented by the capital stock of ours and our Subsidiaries at the time outstanding based, in the case of stock having par value, upon its par value, and in the case of stock having no par value, upon the value stated on our books,

         o the total amount of (or less the amount of any deficit in) retained earnings and paid-in capital of ours and our Subsidiaries,

         o reserves for deferred federal and state income taxes arising from timing differences, and

         o Attributable Debt, all as shown on a consolidated balance sheet of ours and our Subsidiaries prepared in accordance with GAAP;

provided that in determining the consolidated retained earnings and paid-in capital of ours and our Subsidiaries no effect shall be given to any unrealized write-up or write-down in the value of assets or any amortization thereof, except for accumulated provisions for depreciation, depletion, amortization and property retirement which shall have been created by charges made by us or any of our Subsidiaries on our books.

         "Consolidated Funded Debt" means the Funded Debt of ours and our Subsidiaries, consolidated in accordance with GAAP.

         "Funded Debt" means all Indebtedness that will mature, pursuant to a mandatory sinking fund or prepayment provision or otherwise, and all installments of Indebtedness that will fall due, more than one year from the date of determination. In calculating the Maturity of any Indebtedness, there shall be included the term of any unexercised right of the debtor to renew or extend such Indebtedness existing at the time of determination.

         "Indebtedness" means all items of indebtedness for borrowed money (other than unamortized debt discount and premium) which would be included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with GAAP as of the date as of which Indebtedness is to be determined, and shall include Indebtedness for borrowed money (other than unamortized debt discount and premium) with respect to which we or any Subsidiary customarily pays interest secured by any mortgage, pledge or other lien or encumbrance of or upon, or any security interest in, any properties or assets owned by us or any Subsidiary, whether or not the Indebtedness secured thereby shall have been assumed, and shall also include guarantees of Indebtedness of others; provided that in determining Indebtedness of ours or any Subsidiary there shall be included the aggregate liquidation preference of all outstanding securities of any Subsidiary senior to its Common Stock that are not owned by us or a Subsidiary; and provided, further, that Indebtedness of any Person shall not include the following:

         o any indebtedness evidence of which is held in treasury (but the subsequent resale of such indebtedness shall be deemed to constitute the creation thereof); or

         o any particular indebtedness if, upon or prior to the Maturity thereof, there shall have been deposited with a depository (or set aside and segregated, if permitted by the instrument creating such indebtedness), in trust, money (or evidence of such indebtedness as permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness; or

         o any indebtedness incurred to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development to the extent that the issuer thereof has outstanding advances to finance oil, natural gas, hydrocarbon, inert gas or other mineral exploration or development, but only to the extent such advances are not in default; or

         o any indebtedness incurred without recourse to us or any Subsidiary; or

         o any indebtedness incurred to finance advance payments for gas (pursuant to take- or-pay provisions or otherwise), but only to the extent that such advance payments are pursuant to gas purchase contracts entered into in the normal course of business; or

         o any amount (whether or not included in determining total liabilities as shown on the liability side of a balance sheet prepared in accordance with GAAP) representing capitalized rent under any lease; or

         o any indirect guarantees or other contingent obligations in respect of indebtedness of other Persons, including agreements, contingent or otherwise, with such other Persons or with third parties with respect to, or to permit or assure the payment of, obligations of such other Persons, including, without limitation, agreements to purchase or repurchase obligations of such other Persons, to advance or supply funds to, or to invest in, such other Persons, or to pay for property, products or services of such other Persons (whether or not conveyed, delivered or rendered); demand charge contracts, through-put, take-or-pay, keep-well, make-whole or maintenance of working capital or similar agreements; or guarantees with respect to rental or similar periodic payments to be made by such other Persons.

         "Sale and Leaseback Transaction" means an arrangement in which we or a Subsidiary sells any of our or its property which was placed into service more than 120 days prior to such sale to a Person and leases it back from that Person within 180 days of the sale.

Consolidation, Merger and Sale of Assets

         Nothing contained in the indenture or in any of the notes shall prevent any consolidation or merger of us with or into any other Person (whether or not affiliated with us), or successive consolidations or mergers in which we or our successor shall be a party, or shall prevent any conveyance, transfer or lease of our property as an entirety or substantially as an entirety, to any other Person (whether or not affiliated with us); provided, however, that:

         o in case of such a transaction, the entity formed by such consolidation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety shall be a corporation organized under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume the due and punctual payment of the principal of, premium, if any, and interest on and any Additional Amounts (as defined in the indenture) with respect to all the notes and the performance of every other covenant of the indenture;

         o immediately after giving effect to such transaction, no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

         o each of us and the successor Person shall have delivered to the trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction complies with the above paragraphs (a) and (b) and that all conditions precedent relating to such transaction have been complied with.

Events of Default

         The following are Events of Defaults under the indenture with respect to any notes:

         o failure to pay the principal of (or premium, if any, on) any note when due;

         o failure to make any mandatory sinking fund payment on any note when due or failure to pay any interest installment on or any Additional Amounts with respect to any note when due, in each case, continued for 30 days;

         o failure to perform any of our other covenants, continued for 90 days after written notice as provided in the indenture;

         o the occurrence of an event of default in other indebtedness of ours (including Securities other than the notes) resulting in indebtedness in excess of $10,000,000 principal amount being due and payable prior to Maturity and such acceleration shall not have been rescinded or annulled or such indebtedness shall not have been discharged after written notice as provided in the indenture; and

         o certain events of bankruptcy, insolvency or reorganization.

         If an Event of Default with respect to notes at the time outstanding shall occur and be continuing, then and in every such case (unless the principal of all the notes shall have already become due and payable) the trustee or the holders of at least 33 1/3% in principal amount of the outstanding notes may declare to be due and payable immediately, by a notice in writing to us (and to the trustee if given by holders), the entire principal amount of all the outstanding notes. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding notes, by written notice to us and the trustee, may, in certain circumstances, rescind and annul such declaration,

         No holder of any notes shall have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder previously shall have given to the trustee written notice of a default and unless also the holders of at least 25% of the principal amount of outstanding notes shall have made written request upon the trustee, and have offered reasonable indemnity, to institute such proceeding as the trustee may request, and the trustee shall not have received direction inconsistent with such request in writing by the holders of a majority in principal amount of outstanding notes and shall have neglected or refused to institute such proceeding within 60 days. However, the rights of any holder of any notes to enforce the payment of principal, premium, if any, and interest due on and any Additional Amount with respect to such notes on or after the dates expressed in such notes may not be impaired or affected.

Waiver, Modification and Amendment

         The holders of a majority in principal amount of the outstanding notes may waive certain past defaults, except a default in the payment of the principal of (or premium, if any) or interest on any note or in respect of any covenant or provision in the indenture which under the terms of the indenture cannot be modified without the consent of all holders of outstanding notes. The holders of a majority in aggregate principal amount of outstanding notes may waive our compliance with certain restrictive provisions.

         We and the trustee may modify and amend the indenture with the consent of the holders of majority in aggregate principal amount of the outstanding notes, provided that no such modification or amendment may, without the consent of the holder of each note affected thereby:

         o change the Stated Maturity of the principal of, or any installment of principal of, or interest on or any Additional Amount with respect to, any note;

         o reduce the principal amount of, or the rate of interest, if any, on, any Additional Amounts with respect to, or any premium payable upon the redemption of any note;

         o change the Place of Payment or change the currency of payment of principal, premium, if any, interest on, or any Additional Amounts with respect to any note;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any note;

         o reduce the percentages of holders of outstanding notes specified in this or the preceding paragraph; or

         o effect certain other modifications or amendments described in the indenture.

Defeasance and Covenant Defeasance

         The indenture provides that we may elect either:

         o to defease and be discharged from any and all obligations with respect to the notes ("defeasance"), or

         o to be released from our obligations with respect to such notes described above under "Limitations on Liens" and "Consolidation, Merger and Sale of Assets" ("covenant defeasance"), upon the irrevocable deposit with the trustee, in trust for such purpose, of money, and/or U.S. Government Obligations (as defined in the indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, and premium, if any, and interest on and any Additional Amounts with respect to such notes, and any mandatory sinking fund or analogous payments thereon, on the scheduled due date therefor.

Unless otherwise specified in the applicable pricing supplement, defeasance and covenant defeasance are each conditioned upon our delivery to the trustee of an Opinion of Counsel to the effect that the holders of the notes will have no federal income tax consequences as a result of such deposit. The applicable pricing supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the related notes (including any modifications to the provisions described above) and the effect of such defeasance or covenant defeasance under federal tax law.

Concerning the Trustee

         Wells Fargo Bank Northwest, National Association (f/k/a First Security Bank, N.A.) is the trustee under the indenture. The indenture contains certain limitations on the rights of the trustee, should it become our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions with us; however, if it acquires a conflicting interest it must eliminate such conflict or resign or otherwise comply with the Trust Indenture Act of 1939, as amended. The indenture also provides that we will indemnify the trustee against loss, liability or expense incurred without negligence or bad faith on the part of the trustee arising out of or in connection with the trust under the indenture.

                            PLAN OF DISTRIBUTION

         The notes are being offered on a continuing basis for sale by us through the agents, who have agreed to use their reasonable efforts to solicit offers to purchase the notes, and we may also sell the notes to an agent, as principal, for resale to investors and other purchasers at varying prices related to prevailing market prices at the time of resale to be determined by such agent. We also reserve the right to sell notes directly on our own behalf or through additional agents, acting either as agent or principal, on substantially identical terms as those applicable to the agents. We reserve the right to withdraw, cancel or modify the offer made hereby without notice and may reject orders, in whole or in part, whether placed directly with us or through one of the agents. The agents will have the right, in their discretion reasonably exercised, to reject in whole or in part any offer to purchase notes received by them. We will pay the agents, in the form of a discount or otherwise, a commission which, depending on the Stated Maturity of the note, will range from .125% to
 .750% of the principal amount of any note sold through the agents.

         In addition, the agents may offer the notes they have purchased as principal to other dealers. The agents may sell notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, such discount allowed to any dealer will not be in excess of the discount to be received by such agent from us. Unless otherwise indicated in the applicable pricing supplement, any note sold to an agent as principal will be purchased by such agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a note of identical Maturity, and may be resold by the agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at varying prices determined at the time of sale or, if so agreed, at a fixed public offering price. After the initial public offering of notes to be resold to investors and other purchasers, the public offering price (if resold on a fixed public offering price basis), concession and discount may be changed.

         Unless otherwise specified in the applicable pricing supplement, payment of the purchase price of the notes will be required to be made in immediately available funds in New York City on the date of settlement.

         In connection with the offering of the notes purchased by one or more agents as principal on a fixed price basis, the agents are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the agents create a short position in the notes in connection with the offering, i.e., if they sell notes in an aggregate principal amount exceeding that set forth in the applicable pricing supplement, the agents may reduce that short position by purchasing notes in the open market.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

         Neither we nor any of the agents makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the agents makes any representation that the agents will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         The notes are a new issue of securities with no established trading market. Unless otherwise specified in the applicable pricing supplement, the notes will not be listed on any securities exchange. Each of the agents may from time to time purchase and sell notes in the secondary market, but no agent is obligated to do so, and there can be no assurance that there will be a secondary market for the notes or liquidity in the secondary market if one develops. From time to time, each of the agents may make a market in the notes.

         Each agent may be deemed to be an "underwriter" within the meaning of the Securities Act. We have agreed to indemnify each of the agents against, or to make contributions relating to, certain civil liabilities, including civil liabilities under the Securities Act. We have agreed to reimburse each of the agents for certain expenses.

         Certain of the agents have provided and will provide from time to time certain financial advisory services to us and Questar and certain of our affiliates. Merrill Lynch has acted as agent for the sale of our medium-term notes and those of Questar Gas and is a commercial paper issue agent for Questar. Merrill Lynch, Banc of America Securities, and Banc One Capital Markets were underwriters for the sale of the notes by another affiliate, Questar Market Resources, in 2001. Affiliates of Banc One Capital Markets, Banc of America Securities and U.S. Bancorp Piper Jaffray are lenders to our affiliates. The trustee, Wells Fargo Bank Northwest, National Association, is also a lender to our affiliates.


                               LEGAL MATTERS

         Certain legal matters will be passed upon for us by Connie C. Holbrook, Senior Vice President, General Counsel and Corporate Secretary of Questar, 180 East 100 South Street, Salt Lake City, Utah 84111, and by Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036. Sidley Austin Brown & Wood LLP, 555 California Street, San Francisco, California 94104, will act as counsel for the agents. In rendering their opinion, Sidley Austin Brown & Wood LLP may rely upon the opinion of Ms. Holbrook as to all matters governed by Utah law. As of March 31, 2001, Ms. Holbrook beneficially owned 226,285 shares of common stock of Questar (including currently exercisable options to purchase 119,551 shares of common stock of Questar).


                                  EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                 WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also obtain copies of this material from commercial retrieval services and electronically at the SEC's Internet web site at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-3 (Registration No. 333- [_____]). This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC.

         The SEC permits us to "incorporate by reference" information we file with them into this document, which means that we can disclose important information to you by referring you to those documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file (or that is deemed to have been filed) with the SEC after the date of this prospectus will automatically update and supersede this information. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about our operations.

        Filing                                       Period
-------------------------                  -----------------------------
Annual Report on Form 10-K                 Year ended December 31, 2000

Quarterly Report on Form 10-Q              Quarter ended March 31, 2001


We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the notes being registered or until this offering is otherwise terminated.

         If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to the documents unless exhibits are specifically incorporated by reference in those documents. You should direct requests for copies to: Corporate Secretary, Questar Pipeline Company, 180 East 100 South Street, Salt Lake City, Utah 84111; telephone number (801) 324-5202.

         No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or any prospectus supplement (including the applicable pricing supplement) in connection with the offer made by this prospectus and such prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized by us or any agent. Neither the delivery of this prospectus or any prospectus supplement (including the applicable pricing supplement) nor any sale made hereunder shall under any circumstance create an implication that there has been no change in our affairs since the date hereof or thereof. This prospectus or any prospectus supplement (including the applicable pricing supplement) shall not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                $250,000,000

                          Questar Pipeline Company
              (an indirect subsidiary of Questar Corporation)

                          [QUESTAR PIPELINE LOGO]

                        Medium-Term Notes, Series B

              Due from 9 months to 30 years from Date of Issue
                             -----------------

                                 PROSPECTUS

                             -----------------


                            Merrill Lynch & Co.
                       Banc of America Securities LLC
                       Banc One Capital Markets, Inc.
                         U.S. Bancorp Piper Jaffray

                                   , 2001





                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the fees and expenses to be incurred by us in connection with the offering described in the Registration Statement. All such fees and expenses other than the Securities and Exchange Commission Registration Fee are estimated.


Securities and Exchange Commission Registration Fee.........  $        62,500
Printing Expenses...........................................           30,000
Legal Fees and Expenses.....................................          145,000
Accounting Fees and Expenses................................           75,000
Blue Sky Fees and Expenses..................................            5,000
Trustee's Fees and Expenses.................................            5,000
Rating Agency Fees..........................................          153,000
Miscellaneous...............................................              500
                                                             ----------------
         Total..............................................     $    476,000
                                                                 ============

Item 15.  Indemnification of Directors and Officers.

         Reference is made to Section 16-10a-901 through 16-10a-909 of the Utah Revised Business Corporation Act, which provides for indemnification of directors and officers in certain circumstances.

         Our Bylaws provide that we may voluntarily indemnify any individual made a party to a proceeding because he is or was our director, officer, employee or agent against liability incurred in the proceeding, but only if we have authorized the payment in accordance with the applicable statutory provisions of the Utah Revised Business Corporation Act (Sections 16-10a-902, 16- 10a-904 and 16-10a-907) and a determination has been made in accordance with the procedures set forth in such provision that such individual conducted himself in good faith, that he reasonably believed his conduct, in his official capacity with us, was in our best interests and that his conduct, in all other cases, was at least not opposed to our best interests, and that he had no reasonable cause to believe his conduct was unlawful in the case of any criminal proceeding. The foregoing indemnification in connection with a proceeding by or in the right of us is limited to reasonable expenses incurred in connection with the proceeding, which expenses may be advanced by us. Our Bylaws provide that we may not voluntarily indemnify our director, officer, employee or agent in connection with a proceeding by or in the right of us in which such individual was adjudged liable to us or in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         Our Bylaws provide further that we shall indemnify our director, officer, employee or agent who was wholly successful, on the merits or otherwise, in defense of any proceeding to which he was a party because he is or was such a director, officer, employee or agent, against reasonable expenses incurred by him in connection with the proceeding.

         Our Bylaws further provide that no director of ours shall be personally liable to us or our stockholders for monetary damages for any action taken or any failure to take any action, as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on us or the shareholders; (c) for any action that would result in liability of the director under the applicable statutory provision concerning unlawful distributions; or (d) an intentional violation of criminal law.

         Questar Corporation, our parent, maintains an insurance policy on behalf of our officers and directors pursuant to which (subject to the limits and limitations of such policy) the officers and directors are insured against certain expenses in connection with the defense of actions or proceedings, and certain liabilities which might be imposed as a result of such actions or proceedings, to which any of them is made a party by reason of being or having been a director or officer.

         Reference is made to Sections 8 and 9 of the Distribution Agreement, the form of which is filed as Exhibit 1.01 hereto, for the description of the indemnification and contribution arrangements for this offering.

Item 16.  Exhibits.

               (a)  Exhibits:

Exhibit
Number        Description
-------       -----------
  1.01        --  Form of Distribution Agreement (including the forms of
                  Terms Agreement and Administrative Procedures).
  4.01*       --  Indenture, dated as of August 17, 1998, between the
                  Company and Wells Fargo Bank Northwest, National
                  Association (f/k/a First Security Bank, N.A.), as trustee, relating to the Company's Debt Securities.
  4.02        --  Form of Fixed Rate Note.
  4.03        --  Form of Floating Rate Note.
  5.01        --  Opinion of Connie C. Holbrook, Esq.
  5.02        --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
 12.01        --  Statement of Computation of Ratio of Earnings to Fixed
                  Charges.
 23.01        --  Consent of Ernst & Young LLP.
 23.02        --  Consent of Connie C. Holbrook, Esq. (included in Exhibit
                  5.01).
 23.03        --  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                  (included in Exhibit 5.02).

 24.01        --  Form of Appointment of Power of Attorney (included on
                  signature page to the registration statement).
 25.01        --  Statement of Eligibility of Trustee on Form T-l.
------------
* Incorporated by reference from Registration Statement on Form S-3 (Registration No. 333-61621) filed with the Securities and Exchange Commission on August 17, 1998.


Item 17.  Undertakings.

         A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Utah law and the registrant's bylaws, a summary of which is set forth in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         C.  The undersigned registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         D.  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (D)(l)(i) and (D)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on the 11th day of May, 2001.

                                QUESTAR PIPELINE COMPANY


                                By:  /s/ D.N. ROSE
                                    ------------------------------
                                         D.N. Rose
                                         President and Chief Executive Officer

                             POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of D.N. Rose and S.F. Parks his true and lawful attorney-in- fact and agent, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


 Signature                              Title                          Date
 ---------                              -----                          ----
/s/ D.N. ROSE             President and Chief Executive Officer,   May 10, 2001
------------------------  Director (Principal Executive Officer)
    D.N. Rose

/s/ S.E. PARKS            Vice President, Treasurer and            May 10, 2001
------------------------  Chief Financial Officer
    S.E. Parks            (Principal Financial Officer)


/s/ D.M. CURTIS           Controller                               May 10, 2001
-----------------------   (Principal Accounting Officer)
    D.M. Curtis

/s/ R.D. CASH             Chairman of the Board; Director          May 10, 2001
------------------------
    R.D. Cash

/s/ K.O. RATTIE           Vice Chairman of the Board;              May 10, 2001
------------------------  Director
    K.O. Rattie

/s/ U. EDWIN GARRISON     Director                                 May 10, 2001
------------------------
    U. Edwin Garrison

/s/ SCOTT S. PARKER       Director                                 May 10, 2001
------------------------
    Scott S. Parker

                               EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------
  1.01        --  Form of Distribution Agreement (including the forms of
                  Terms Agreement and Administrative Procedures).
  4.01*       --  Indenture, dated as of August 17, 1998, between the
                  Company and Wells Fargo Bank Northwest, National
                  Association (f/k/a First Security Bank, N.A.), as
                  trustee, relating to the Company's Debt Securities.
  4.02        --  Form of Fixed Rate Note.
  4.03        --  Form of Floating Rate Note.
  5.01        --  Opinion of Connie C. Holbrook, Esq.
  5.02        --  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
 12.01        --  Statement of Computation of Ratio of Earnings to Fixed
                  Charges.
 23.01        --  Consent of Ernst & Young LLP.
 23.02        --  Consent of Connie C. Holbrook, Esq. (included in Exhibit
                  5.01).
 23.03        --  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                  (included in Exhibit 5.02).
 24.01        --  Form of Appointment of Power of Attorney (included on
                  signature page to the registration statement).
 25.01        --  Statement of Eligibility of Trustee on Form T-l.
------------
* Incorporated by reference from Registration Statement on Form S-3 (Registration No. 333-61621) filed with the Securities and Exchange Commission on August 17, 1998.